UNISERVICE CORPORATION
                     350 East Las Olas Boulevard, Suite 1700
                         Fort Lauderdale, Florida 33301

                                                       Telephone (954) 766-7879
                                                       Telecopier (954) 766-7800

                                                                    May 30, 2001
VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        John D. Reynolds, Office of Small Business Review

Re:               Uniservice Corporation
                  Registration Statement on Form SB-2
                  File No. 333-31082

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Uniservice Corporation, a Florida corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No.
333-31082) (the "Registration Statement"). The Company has postponed indefinitely its plans to register the securities so as to permit the public sale thereof as contemplated by the Registration Statement. No securities were sold in connection with the Registration Statement.

         The Company filed its Registration Statement in February 2000. Since that time, there have been a number of events, both with respect to the market as a whole, the industry in which the registrant operates and other events specific to the Company that have materially changed. Accordingly, the Company believes it is in its best interest to withdraw the Registration Statement at this time. Therefore, on behalf of the Board of Directors of the Company, the Company respectfully requests that the Commission consent to the withdrawal of its Registration Statement.

                                                         Sincerely,

                                                         /s/ Ricardo Vilensky
                                                         -----------------------
                                                         Ricardo Vilensky
                                                         Chief Executive Officer

cc:      Charles B. Pearlman, Esq.
         Myron Sayer